RMS

18000947

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69326

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mainspring Capital Management, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 South Lake Avenue, Suite 401
(No. and Street)

Pasadena	California	91106
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Thornton (626) 356-0200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael D. Star, P.A., CPA
(Name – *if individual, state last, first, middle name*)

2422 South Atlantic Avenue	Daytona Beach Shores	Florida	32118
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

Securities and Exchange
FEB 23 2018
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DM

OATH OR AFFIRMATION

I, Steven L. Thornton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mainspring Capital Management, LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title

Attached California Compliant ~~Acknowledgment~~/Jurat

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (affirmed) before me on this 22nd **day of** February

2018, by Steven Thornton **,**
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

C Parra **(Seal)**
C. PARRA, NOTARY PUBLIC
Commission Expires: October 1, 2019

C. PARRA
COMM. #2128643
Notary Public-California
LOS ANGELES COUNTY
My Comm. Exp. OCT. 1, 2019

TITLE OF DOCUMENT: Oath or Affirmation

The wording of all Jurats completed in California after January 1, 2015 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one with does contain the proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

MAINSPRING CAPITAL MANAGEMENT, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2017

TABLE OF CONTENTS

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Managing Members
of MAINSPRING CAPITAL MANAGEMENT, LLC

We have audited the financial statements of MAINSPRING CAPITAL MANAGEMENT, LLC ("Company") which comprise the statement of financial condition as of December 31, 2017, and the related statements of operations, changes in member's equity, and cash flows for the year then ended December 31, 2017 that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MAINSPRING CAPITAL MANAGEMENT, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Continued)

The supplemental information has been subjected to audit procedures performed in conjunction with the audit of MAINSPRING CAPITAL MANAGEMENT, LLC's financial statements. The supplemental information is the responsibility of MAINSPRING CAPITAL MANAGEMENT, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule17a-5 of the Securities Exchange Act of 1934. In our opinion, the Supplementary Information is fairly stated in all material respects in relation to the financial statements as a whole.

Michael D. Star, P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida
February 21, 2018

MAINSPRING CAPITAL MANAGEMENT, LLC
STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS		For Year Ended December 31, 2017
CURRENT ASSETS		
Cash and cash equivalents	$	1,309,511
Accounts receivable		100,000
Prepaid expenses		6,464
Total current assets		1,415,975
Other non-current assets, less accumulated amortization		-
TOTAL ASSETS	$	1,415,975
LIABILITIES AND MEMBERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$	125,000
Deferred revenue		340,000
Other		-
Total current liabilities		465,000
MEMBERS' EQUITY		
Undistributed earnings		950,975
Total Members' Equity		950,975
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	1,415,975

See notes to financial statements and auditors' report.

MAINSPRING CAPITAL MANAGEMENT, LLC
STATEMENTS OF OPERATIONS
AS OF DECEMBER 31, 2017

		2017
REVENUES:		
Service fees	$	3,911,058
Rental Income		19,692
Other income		1
Total revenue		3,930,751
EXPENSES:		
Commissions	$	850,000
Professional services		268,340
Rent expense		100,158
Licenses and registrations		16,819
Other		54,198
Total expenses		1,289,515
NET (LOSS) FROM OPERATIONS	$	2,641,236

See notes to financial statements and auditors' report.

MAINSPRING CAPITAL MANAGEMENT, LLC
STATEMENTS OF CHANGES IN MEMBER'S EQUITY
AS OF DECEMBER 31, 2017

		Total Member's Equity
Balances, December 31, 2016	$	1,807,739
Plus Capital Contributions		-
Less Distributions		(3,498,000)
Net income (loss) for 2017		2,641,236
Balances, December 31, 2017	$	950,975

See notes to financial statements and auditors' report.

MAINSPRING CAPITAL MANAGEMENT, LLC
STATEMENTS OF CASH FLOWS
AS OF DECEMBER 31, 2017

		2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$	2,641,236
Adjustments to reconcile net loss to net cash:		
Depreciation and amortization expense		
Net change in operating assets and liabilities:		
Decrease in accounts receivable		21,000
Decrease in prepaid expenses		997,328
Decrease in accounts payable		121,480
Increase in accrued payroll expenses		-
Increase in accrued expenses		-
Decrease in deferred revenue		(2,835,786)
NET CASH PROVIDED BY OPERATING ACTIVITIES		945,258
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture, equipment & leasehold improvements		-
NET CASH PROVIDED BY INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in distributions		(3,498,000)
Net change Capital contributions		-
Shareholder Loan		-
NET CASH PROVIDED BY FINANCING ACTIVITIES		(3,498,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS		(2,552,742)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		3,862,253
CASH AND CASH EQUIVALENTS, END OF YEAR	$	1,309,511
Supplemental disclosure of cash flow information:		
Taxes paid	$	374

See notes to financial statements and auditors' report.

MAINSPRING CAPITAL MANAGEMENT, LLC

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2017

Note 1 **Organization and Summary of Significant Accounting Policies**

Organization and Business
MAINSPRING CAPITAL MANAGEMENT, LLC ("Company") is a Limited Liability Company which was formed in the state of Delaware. The Company is a broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission ("SEC"); the Company is a member of the Financial Industry Regulatory Authority; and the Securities Investor Protection Corporation. The Company is engaged in the private placement of securities and mergers and acquisitions.

Rule 15c3-3 Exemption
The Company, under Rule 15c3-3(k)(2)(i), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Revenue Recognition
The Company recognizes transaction fees as revenue upon completion of the transaction process. Advisory fees and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized when received. Costs connected with transaction fees are expensed as incurred. Unearned revenue is monies that are fully refundable upon client's request prior to projects being completed.

Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Advertising costs
The Company expenses advertising and promotion costs as incurred.

Accounts Receivable
The Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Income Taxes
The Company is a Limited Liability Company for federal income tax reporting purposes. Therefore, the financial statements do not include a provision for income taxes since the Company is not a taxable entity. The Company's members are taxed on the Company's earnings.

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company's open tax years (2015 through 2017) remain subject to income tax audits.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 ***Financial Instruments and Concentration of Risk***

The Company maintains cash balances and deposits with financial institutions that exceed federally insured limits. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Financial Instruments – FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritized the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value. The fair value hierarchy priorities the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included with Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

All assets in the amount of $1,415,975 at December 31, 2017 are considered Level 1.

Note 3 Commitments, Contingencies, and Related Party Transactions

The Company paid an annual management fee of $850,000 to Mainspring Principal, LLC, the sole owner of Mainspring Capital Management, during 2017.

Note 4 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1 (and the rule of "applicable" exchange provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio exceeds 12 to 1).

The Company's ratio at December 31, 2017 was 5.51 to 1. The basic concept of the Rule is liquidity; its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At December 31, 2017, the Company has net allowable capital of $844,511 which exceeded the required net capital by $811,511.

Note 5 Regulatory Requirements

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company does not hold customers' cash or securities.

Note 6 Subsequent Events

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

MAINSPRING CAPITAL MANAGEMENT, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2017

COMPUTATION OF NET CAPITAL		
Total member's equity from Statement of Financial Condition	$	950,975
Deduct member's equity not allowable for net capital		-
Total member's equity qualified for net capital		950,975
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Subordinated liabilities at December 31, 2016		-
Total capital and allowable subordinated liabilities		950,975
Deductions and/or charges:		
Non-allowable assets:		
Furniture and equipment		-
Other current assets		106,464
Other assets		-
Commodity futures contracts and spot commodities/property capital charges		-
Other deductions and/or changes		-
Other additions and/or credits		-
Net capital before haircuts on securities positions (tentative net capital)		844,511
Haircuts on securities:		
Contractual securities commitments		-
Subordinated securities borrowings		-
Trading and investment securities:		
Exempted securities		-
Debt securities		-
Options		-
Other securities		-
Undue concentrations		-
Other		-
Net capital	$	844,511
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required	$	31,000
Minimum dollar net capital requirement of reporting broker-dealer	$	5,000
Net capital requirement	$	31,000
Excess net capital		813,511
Net capital minus the greater of 10% of AI or 120% of Required Min Cap		798,011

See notes to financial statements and auditors' report.

MAINSPRING CAPITAL MANAGEMENT, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2017

AGGREGATE INDEBTEDNESS		
Total aggregated indebtedness liabilities from Statement of Financial Condition	$	465,000
Add:		
Drafts for immediate credit		-
Other unrecorded amounts		-
Total capital and allowable subordinated liabilities	$	465,000
Ratio: Aggregate indebtedness to net capital		55.06%
RECONCILIATION WITH COMPANY'S COMPUTATION		
(Included in Part II of form X-17A-5 as of December 31, 2017)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report		844,511
Net audit adjustments		-
Net capital per above		844,511

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 Part II Filing as of December 31, 2017.

See notes to financial statements and auditors' report.

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

Report of Independent Registered Public Accounting Firm

The Board of Directors and Members of
Mainspring Capital Management, LLC

We have reviewed management's statements, included in the accompanying Form Custody exemption report, in which (1) Mainspring Capital Management, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c3-3 under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquires and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on the management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the securities Exchange Act of 1934.

Michael D. Star P.A., CPA
Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida

February 21, 2018

Rule 15C3-3 Exemption Report

Mainspring Capital Management, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a- 5,"Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 CFR 240.1 7a-5(d)(a) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k):

- Maintain a minimum net capital requirement of $5,000 pursuant to SEC Rule 15c3- (a)(2)(vi) (the Net Capital Rule).
- Operate pursuant to SEC Rule 15c3-3(k)(2)(i) (the Customer Protection Rule). Mainspring Capital Management, LLC does not and will not hold customer funds or safekeep customer securities.

During the fiscal year ending December 31, 2017, Mainspring Capital Management, LLC met without exception the aforementioned exemption provisions from 17C.F.R. 240.15c3-3.

I, Allen Chi, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Financial & Operations Principal

Date: 2/20/18